ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
LADENBURG THALMANN FINANCIAL SERVICES INC.

Pursuant to Section 607.1006 of the
Florida Business Corporation Act

Ladenburg Thalmann Financial Services Inc. (the “Corporation”), hereby certifies, pursuant to and in accordance with Section 607.1006 of the Florida Business Corporation Act, for the purpose of filing these Articles of Amendment to the Articles of Incorporation of Ladenburg Thalmann Financial Services Inc., as amended (these “Amended Articles”), with the Department of State of the State of Florida, that:

      FIRST: The name of the Corporation is Ladenburg Thalmann Financial Services Inc.

      SECOND: The Articles of Incorporation of the Corporation, as amended, are hereby amended by deleting the first sentence of Article III in its entirety and substituting the following new first sentence in lieu thereof:

      “The aggregate number of shares of which of the Corporation shall have authority to issue is one billion fifty million (1,050,000,000) shares, of which one billion (1,000,000,000) shares shall be “Common Stock,” par value $.0001 per share, and of which fifty million (50,000,000) shares shall be “Preferred Stock,” par value $.0001 per share.”

      THIRD: These Amended Articles were adopted and approved (i) on April 5, 2016 by the Corporation’s Board of Directors and (ii) on May 18, 2016 by the Corporation’s shareholders by a sufficient number of votes cast for approval of these Amended Articles at the Corporation’s 2016 Annual Meeting of Shareholders.

     IN WITNESS WHEREOF, the Corporation has caused these Amended Articles to be executed by a duly authorized officer of the Corporation on this 18th day of May, 2016.

/s/ Brian L. Heller

Brian L. Heller
Senior Vice President- Business and Legal Affairs